SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 30 September 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Update on Bank of Ireland Group's Participation in the National Asset Management Agency ("NAMA")

30 September 2010

To date NAMA has acquired €3.75 billion of Eligible Assets from Bank of Ireland at a transfer price of €2.4 billion (64% of that portfolio's gross book value1 or equivalent to a 36% discount2 (€1.35 billion) to gross book value1).

The Government has decided, having consulted with the NAMA Board and the European Commission, that where the total exposure of a debtor is below a €20 million threshold, that debtor's loans will not now be transferred to NAMA, thus facilitating the completion of all NAMA transfers by year end.  The threshold had previously been set at €5 million.  On this basis, Bank of Ireland estimates that the total potentially Eligible Assets to be transferred to NAMA will not exceed €10.1 billion gross book value1 compared to the previous estimate of €12.2 billion gross book value1.

A number of important steps have been agreed and will be taken by Government to provide certainty about the impact of NAMA transfers and to end the speculation on discounts which has surrounded the tranche by tranche release of data.  It has therefore been agreed that all remaining NAMA transfers should be completed in one single tranche.

The Minister has stated that "With the granular loan-by-loan data available to NAMA from these transfers and the comprehensive and detailed information now available to it on the remaining loans, the Agency has now refined its estimates of the discounts on the remaining loans to be transferred to a high level of accuracy."

The Minister has also stated that "It is now possible for NAMA to forecast with confidence the final overall discount to be applied to the remaining tranches of loans," and on this basis the final tranche of Bank of Ireland NAMA loans (i.e. €6.35 billion gross book value1) may have a higher discount2 of up to 42% (up to €2.67 billion).

This would leave Bank of Ireland with formerly potentially Eligible Assets of approximately €2.1 billion comprising land and development loans of circa €1.9 billion and associated loans of circa €0.2 billion.  At 30 June 2010, the impaired element of this portfolio was €1.6 billion against which Bank of Ireland held IFRS provisions of €0.8 billion.

Today's announcement by the Financial Regulator has confirmed that Bank of Ireland already has sufficient capital to meet the PCAR standard (including the buffer set by the Central Bank for the non-NAMA portfolio) recognising the change in threshold and estimated NAMA haircuts announced today.

1 Before impairment provisions
2 Prior to (i) any impairment provisions previously recognised by the Group, (ii) any fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA, and (iv) taking account of any transfer costs.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 6234729
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 76 623 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US  Securities  Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 30 September, 2010